FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jiangua Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

Results of Operations and Financial Condition

The Company’s earnings as previously reported in our quarterly earnings release furnished under cover of Form 6-K dated March 4, 2008 for the fourth quarter and the full year 2007 have been revised in our annual report filed under Form 20-F for the year ended December 31, 2007 to account for certain year-end audit adjustments. The effect of these adjustments was to increase net income by US$1.6 million and US$3.1 million for the fourth quarter of 2007 and the year ended December 31, 2007, respectively, compared to previously reported amounts. These revisions include, among others, unrealized foreign exchange gain of US$3.1 million arising from translating certain U.S. dollar-denominated long-term debts into Renminbi using the exchange rate at the balance sheet date. Included in these differences are US$0.7 million and US$0.8 million that relate to the second and third quarters of 2007, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: June 13, 2008